April 21, 2006
Mr. Daniel L. Gordon
Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	SM&A
Form 10-K for the year ended December 31, 2005
Filed February 24, 2006
File No. 0-23585
Dear Mr. Gordon:
     We are writing this letter as a supplemental response to your comment letter dated March 7, 2006 regarding the review of our Form 10-K for the year ended December 31, 2005. We appreciate your comments and have prepared the following responses to satisfy your requests:
     This letter supplements our response letter dated March 20, 2006, to the Staff’s March 7, 2006 comment letter on SM&A’s Form 10-K for the period ending December 31, 2005. In our earlier letter we indicated that we required additional time to respond to Comment #2, in order to review the accounting treatment of transactions reported in Note 3 to the financial statements for fiscal 2005.
Comment #2 reads as follows:
Note 3. Related Party Transactions, page F-11
“We note that during 2005 and 2004 you facilitated the exercise of several stock options then repurchased the shares at a discounted cost. Please advise us of your accounting treatment for these transactions, including what consideration you gave to Question 14 of FIN 44.”
Response to Comment #2:
     SM&A accounted for the acquisition of the shares acquired by the former directors and officers upon exercise of stock options as block trades under its existing share repurchase program, which is intended to qualify for the safe harbor under Section 10b-18 under the Exchange Act, and the transactions were recorded as a credit to cash and a debit to the common stock equity account at the purchase price. The stock options were accounted for as non-compensatory under APB 25 and no compensation expense was recorded.
     SM&A has considered the application of Question 14 to FIN 44 in its review of the accounting treatment. The Company also believes that EITF 00-23, Issue 48, and specifically item 246 thereunder is applicable to consideration of the accounting treatment of the transactions.
     The footnote reports a total of four transactions with former directors and officers of the Company, each of whom had resigned before the transaction was executed and faced a 90-day window in which to exercise stock options or have them expire. The transactions involved a total of 413,125 shares repurchased under the share repurchase program. In each case the purchase was executed as a block trade on the open market on behalf of the Company by an unrelated third party broker acting as the Company’s broker for purchases under the Company’s stock repurchase program.
     The footnote disclosure, as presented, may infer there was some type of formal agreement between the Company and the respective individuals, for which there was not. To clarify, the Company had an existing share repurchase program in effect in which it was actively purchasing shares on the open market. The Board saw an opportunity wherein the Company could potentially acquire blocks of shares from the individuals, after their date of resignation and upon the cashless exercise of their options and subsequent intended sale of their shares on the open market. The Board simply provided the Company with an authorized discount it felt would be offered to any party that was selling a block transaction on the open market.
     During the period October 1, 2004-December 31, 2005, 1,557,006 Company issued stock options were exercised, of which 701,741 were exercised on a cashless basis, whereby a broker loaned the option holder funds to acquire the stock from the Company, and simultaneously executed a trade for all of the option shares on the open market. From the inception of the share buyback program, the Company has purchased blocks of 15,000 or more shares 16 times, including the four disclosed transactions. The average trading volume for the Company’s common stock from October 1, 2004 to December 31, 2005 was approximately 31,000 shares per day.
Considerations for FIN 44
     FIN 44 does not specifically address former employees who sell their shares in the open market at which time the Company is purchasing shares, if available on the open market, as part of an ongoing share repurchase program. As FIN 44 is focused on modifications to existing option awards to employees before their date of termination; it appears there is no specific guidance within FIN 44.
     FIN 44, Questions 9 through 12 and related interpretation, states that a modification to a fixed stock option or award that does not affect the life of the award, the exercise price, or the number of shares to be issued has no accounting consequence. The Company did not make any modifications that renewed or increased the life, reduced the exercise price, or increased the number of shares to be issued. The Company never entered into a contract, written or verbal, obligating it to purchase shares from the Respective Individuals.
     FIN 44, Question 14 and related interpretation discusses the accounting if cash is paid to any employee to settle an outstanding stock option, to settle an earlier grant of a stock award within six months after vesting, or to repurchase shares within six months after exercise of an option or issuance. The following points need to be taken into consideration in determining whether FIN 44 applies in this case:
•	The director or officer had resigned, and unexercised options would expire 90 days after resignation.

•	Neither the Company nor the individuals were obligated to purchase or sell their shares at the discount offered by the Company.

•	While the Board of Directors authorized the repurchase of the shares, and authorized management to do so at a discount to the market price, there was no contract to purchase the shares.

•	The individual selling the shares selected the time of the sale by instructing the unrelated third party broker to complete the cashless exercise and offer the shares for sale on the open market. The price was determined by the market, less the discount the Company offered for the trade. The individual was not obligated to accept the discount. One individual elected to retain 30,000 shares that the Company offered to buy. One individual exercised options approximately 75 days after his resignation date, another approximately 40 days.

•	The Company had no obligation to purchase the shares and no right to purchase the shares. In each transaction, the unrelated third party broker (also Roth Capital Partners) notified all parties who had expressed an interest in purchasing SM&A Common Stock during the previous 10 days, and placed a sell order on the open market noting the impending block trade and the discount being offered to the Company by the individual. In one case, other buyers acquired 60,000 shares that the Company had offered to buy.

•	The Company did not pay the individual directly for the purchase of the shares. All funds were paid to a third party broker who purchased the shares through our active Share Repurchase Program. We believe that each individual would have paid brokerage commissions, as did the Company.

•	At any time, the Company could have chosen to discontinue its share repurchase program, or limit the number of shares it was willing to acquire.

•	The individuals had risk and ownership of their shares prior to selling them on the open market. This is evidenced by the fact that the individuals’ broker offered the block trade to all eligible purchasers before the Company was permitted to execute its trade. To the extent an individual delayed the option exercise in an attempt to time the market, the individual was at risk that an event would cause the Company to suspend its repurchase program. The individuals were exposed to market risk including that the Company would not continue its share buyback program, that the Company would locate a different block of shares on more attractive terms, or that the Company might choose to purchase less than all the available shares. Similarly the Company had no guarantee that the shares would be sold to the Company.

•	The Company was seeking to accomplish its goals of acquiring shares through its share buyback program by acquiring blocks of shares when available. The discounts offered by the Company, the execution of trades and brokerage commissions paid by the Company were consistent with all other block purchases under its existing share repurchase program.
•	The individuals were fully vested in their options, made valid exercises of the stock options and were the legal owners of all of the option shares (even though they had not paid the exercise price to the Company until the simultaneous sale of the option shares). The Company did not modify their existing stock option plan or agreements for any of the individuals.

•	The Company’s stock-based compensation plan does not require an employer to pay an employee, either on demand or at a particular date, a cash amount based on the increase in the market price of the stock.

•	Prior to adopting its share repurchase program in May 2004, the Company had not purchased shares directly from employees or directors. The Company believes that given the constraints of rule 10b-18, the Company and its broker could not have declined to purchase blocks of shares available on the open market because of a belief the person offering them for sale had exercised stock options.
     The transactions above were simply opportunities to buy blocks of shares, at a discount from market, on the open market and through a broker, as part of the Company’s ongoing share repurchase program. The Company determined to disclose those transactions involving former Directors and Officers of which it was aware for the purpose of complying with related party transaction disclosure requirements.
     The cashless exercise of options and the subsequent stock purchases were two separate transactions, not the settlement of options for cash. The respective individuals, due to the terms of the stock option plan, were required to exercise their stock options within ninety (90) days of retirement/termination or the stock option expires. In each case, the interested party had planned to exercise their shares in order to cover the funds necessary to acquire the shares and pay their related payroll taxes. If the Company would not have known of the impending option exercise, due to the 90 day expiration period, then the interested party would have exercised and sold their shares on the open market, the Company would have been notified of a block sale, negotiated a similar discount, and purchased the shares on the open market through its active share repurchase program.
     Between May 2004 and December 2005, the Company purchased 1,813,166 shares at a total cost of $14,682,901. The transactions above, which are included in these figures, were for 453,125 shares at a total cost of $3,581,766, demonstrating the Company has actively been purchasing shares through its Share Repurchase Program.
Considerations for EITF 00-23, Issue 48
     The Company believes guidance from EITF 00-23, Issue 48—The Accounting Consequences of Cashless Exercise Affected through a Broker, is relevant. The guidance generally does not require the recording of compensation expense if the transactions are conducted through a cashless exercise. In the instances above, which were conducted through the cashless exercise of options, the broker placed the shares on the open market for the period of time between the option exercise and the repurchase by the Company. The broker, as a matter of policy, is required to notify all parties whom expressed an interest in purchasing the Company’s stock during the previous ten (10) days. If no interest is identified, the shares are offered simultaneously to the open market via the ECN network. In one specific instance, the Company was not able to repurchase a former Director’s shares as another party acquired a large portion of the available shares being sold. This demonstrates that the shares were available to the open market.
     Under paragraph 246 of Issue 48 of EITF 00-23, the relevant considerations are that the cashless exercises were conducted through an unrelated broker and the Respective Party was exposed to the risk of market fluctuation. This was evident by the transactions above and the normal settlement process for the share repurchase was used.
Conclusion
     The Company took the foregoing factors into account when accounting for the four transactions listed in Footnote 3 as block purchases under the share repurchase program.
Supplemental Response to Comment #3
     In order to avoid duplicative filings, the Company intends to refile its Form 10-K as requested as soon as Comment #2 is resolved to the satisfaction of the Staff, but in any event prior to filing its Form 10-Q for the period ending March 31, 2006.
* * * *
     The disclosure in the filing is the responsibility of the Company. The Company acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the registration statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Company also represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
     If you have any questions regarding the foregoing, please feel free to contact me at (949) 975-1550.
Sincerely,
/s/ Steve Handy
Steve Handy
Senior Vice President and Chief Financial Officer

cc:	Thomas Waldman, Corporate Counsel, Bingham McCutchen LLP
Chris Abston, Partner, Ernst & Young LLP

5